FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the underwriting agreement, dated February 10, 2014, among the Company, Morgan Stanley & Co. LLC, UBS Securities LLC and Deutsche Bank Securities Inc.

Attached to this report on Form 6-K as Exhibit 3.1 are the Amended and Restated Bylaws of Diana Shipping Inc. (the "Company"), as adopted by the Company's Board of Directors on February 16, 2009.

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated February 10, 2014 of the Company announcing the pricing of its previously announced underwritten public offering of 2,400,000 of its 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares at $25.00 per share.

The information contained in this Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 13, 2014	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

Exhibit 1.1

DIANA SHIPPING INC.

2,400,000 Shares of

8.875% Series B Cumulative Redeemable Perpetual Preferred Shares

UNDERWRITING AGREEMENT

Dated:  February 10, 2014

TABLE OF CONTENTS

Page

1.	Representations and Warranties of the Company	1
2.	Purchase, Sale and Delivery of the Shares	12
3.	Offering	13
4.	Certain Covenants of the Parties	14
5.	Payment of Expenses	17
6.	Conditions of Underwriters' Obligations	17
7.	Indemnification	19
8.	Contribution	21
9.	Company Default	22
10.	Defaulting Underwriter	22
11.	Survival of Representations and Agreements	23
12.	Effective Date of Agreement; Termination	23
13.	Notices	24
14.	Parties	24
15.	Governing Law and Jurisdiction; Waiver of Jury Trial	24
16.	Acknowledgement of Information Provided	24
17.	Counterparts	25
18.	Amendments or Waivers	25
19.	Headings	25
20.	Time is of the Essence	25

SCHEDULES

Schedule I – Underwriters Sch I-1
Schedule II – Subsidiaries Sch II-1
Schedule III-Owned Vessels Sch III-1
Schedule IV – Issuer Free Writing Prospectuses Sch IV-1
Schedule V – Final Term Sheet Sch V-1

i

DIANA SHIPPING INC.

2,400,000 Shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares

UNDERWRITING AGREEMENT

February 10, 2014

Morgan Stanley & Co. LLC
UBS Securities LLC
Deutsche Bank Securities Inc.

As Representatives of the

several Underwriters listed

in Schedule I hereto

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

Diana Shipping Inc., a corporation existing under the laws of the Republic of the Marshall Islands (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the underwriters named in Schedule I hereto (the "Underwriters"), for whom you are acting as representatives (the "Representatives"), 2,400,000 shares (the "Firm Shares") of its 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the "Preferred Stock"). The Company also proposes to issue and sell to the several Underwriters not more than an additional 360,000 shares of the Preferred Stock (the "Additional Shares") solely to cover over-allotments, if any, if and to the extent that you, as Representatives, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares of Preferred Stock granted to the Underwriters in Section 2 hereof.  The Firm Shares and any Additional Shares purchased by the Underwriters are herein referred to as the "Shares."  The Shares are more fully described in the Registration Statement and Prospectus referred to below.  The offering and sale of the Shares contemplated hereby is referred to herein as the "Offering." The Shares shall have the rights, powers and preferences set forth in the Certificate of Designations in respect of the Preferred Stock (the "Certificate of Designations").

1.           Representations and Warranties of the Company.The Company represents and warrants to, and agrees with, the Underwriters that:

(a)           The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares on Form F-3 (No. 333-181540) (the "Initial Registration Statement"); such Initial Registration Statement, and any post-effective amendment thereto, each in the form previously delivered to you, have been declared effective by the Commission, in such form; the Initial Registration Statement has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such Initial Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company.  Other than a registration statement, if any, increasing the size of the Offering (a "Rule 462(b) Registration Statement") filed pursuant to Rule 462(b) under the Securities Act, which will become effective upon filing, no other document with respect to the Initial Registration Statement has heretofore been filed with the Commission.  The various parts of the Initial Registration Statement and the 462(b) Registration Statement, if any, including all exhibits thereto and including (i) the information contained in the form of final prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 4(a) hereof and deemed by virtue of Rule 430A, 430B or 430C under the Securities Act to be part of the Initial Registration Statement at the time it became effective under the Securities Act with respect to the Underwriters and (ii) the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Registration Statement became or hereafter becomes effective under the Securities Act with respect to the Underwriters, each as amended at the time such part of the Initial Registration Statement or Rule 462(b) Registration Statement, if any, became or hereafter becomes effective under the Securities Act with respect to the Underwriters, are hereafter collectively referred to as the "Registration Statement."  Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the effective date of the Initial Registration Statement that is incorporated by reference therein.  No stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission. The Company has paid the filing fees payable to the Commission relating to the Shares.

The final prospectus supplement relating to the Shares, in the form first filed with the Commission pursuant to Rule 424(b) under the Securities Act, is hereafter referred to as the "Prospectus".  Any preliminary prospectus supplement relating to the Shares included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) under the Securities Act is hereafter referred to as a "Preliminary Prospectus"; and the Preliminary Prospectus relating to the Shares, as amended or supplemented immediately prior to the Applicable Time (as defined below), is hereafter referred to as the "Pricing Prospectus."  Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an "Issuer Free Writing Prospectus"; and the Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, attached and listed in Schedule IV hereto, taken together, are hereafter referred to collectively as the "Pricing Disclosure Package".  Any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 that were filed under the Exchange Act on or before the date of such Preliminary Prospectus or Prospectus, as the case may be, and expressly incorporated by reference therein; and any reference herein to any "amendment" or "supplement" to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include (i) the filing of any document under the Exchange Act after the date of such Preliminary Prospectus or Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such "amendment" or "supplement" so filed.

The Company was not an "ineligible issuer" (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the offering of the Shares contemplated hereby.

All references in this Agreement to the Registration Statement, the Rule 462(b) Registration Statement, any Preliminary Prospectus, Issuer Free Writing Prospectus or the Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") as superseded by a subsequent filing, if applicable.

(b)           The Registration Statement complies, and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will comply, in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment thereof or supplement thereto and as of the Closing Date (as hereinafter defined) and any Additional Closing Date (as hereinafter defined), if any, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriters through the Representatives consists solely of the material referred to in Section 16 hereof.

(c)           No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Preliminary Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriters through the Representatives consists solely of the material referred to in Section 16 hereof.

(d)           For purposes of this Agreement, the "Applicable Time" is 6:30 P.M. (New York City time) on the date of this Agreement.  The Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus, and each Issuer Free Writing Prospectus listed in Schedule IV hereto, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation and warranty is made in this Section 1(d) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters specifically for use therein.  The parties hereto agree that such information provided by on behalf of the Underwriters through the Representatives consists solely of the material referred to in Section 16 hereof.

(e)           Ernst & Young (Hellas) Certified Auditor Accountants S.A., who have certified the financial statements included or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus, are an independent registered public accounting firm as required by the Securities Act, the Exchange Act and the Rules and Regulations.

(f)           Subsequent to the respective dates as of which information is given in the Registration Statement and the Pricing Disclosure Package, except as disclosed in the Pricing Prospectus, the Company has not declared, paid or made any dividends or other distributions of any kind on or in respect of its capital stock and there has been no material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (i) the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and each subsidiary of the Company listed in Schedule II hereto (the "Subsidiaries" and each, a "Subsidiary"), individually or taken as a whole; (ii) the long-term debt or capital stock of the Company or any of its Subsidiaries; or (iii) the Offering or the consummation of any other transaction contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package or the Prospectus (a "Material Adverse Change").  Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, individually or taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement and the Pricing Disclosure Package.

(g)           The authorized, issued and outstanding capital stock of the Company is as set forth in the Pricing Prospectus in the column headed "Actual," and, after giving effect to the sale of Firm Shares, the column headed "As Adjusted" under the caption "Capitalization."  All of the issued and outstanding shares of capital stock of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign securities laws and not in violation of or subject to any preemptive or similar right that does or will entitle any person, upon the issuance or sale of any security, to acquire from the Company or any Subsidiary any shares of capital stock or other security of the Company or any of its subsidiaries or any security convertible into, or exercisable or exchangeable for, shares of capital stock or any other such security (any "Relevant Security"), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.

(h)           When the Certificate of Designations is filed with the Registrar of Corporations of the Republic of the Marshall Islands, the Shares to be delivered on the Closing Date and the Additional Closing Date, if any, by the Company will be duly and validly authorized and, when delivered in accordance with this Agreement, will be, duly and validly issued, fully paid and non-assessable, and issued in compliance with all applicable state, federal and foreign securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company or any Subsidiary upon a sale of Shares in the Offering.  The Preferred Stock and the Shares conform in all material respects to the descriptions thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  Except as disclosed in the Pricing Disclosure Package, neither the Company nor any of its Subsidiaries have outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. The Certificate of Designations, the proposed form of which has been furnished to you, will have been duly filed with the Registrar of Corporations of the Republic of the Marshall Islands at or before the Closing Date.

(i)           The Subsidiaries are the only "subsidiaries" of the Company (within the meaning of Rule 405 under the Securities Act).  Each of the Company and its Subsidiaries has been duly organized and validly exists as a corporation or limited liability company in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not have a material adverse effect on (i) the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole; or (ii) the long term debt or capital stock; or (iii) the ability of the Company or any of its Subsidiaries to consummate the Offering or any other transaction contemplated by this Agreement or the Pricing Disclosure Package (a "Material Adverse Effect").

(j)           Except for the Subsidiaries, the Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity.  All of the issued shares of capital stock of, or other ownership interests in, each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any "Lien").

(k)           Each of the Company and its Subsidiaries has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, certifications, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, foreign and domestic (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, except for those failures to have Consents which (individually or in the aggregate) would not have a Material Adverse Effect. Each such Consent is valid and in full force and effect, and neither the Company nor any Subsidiary has received notice of any investigation or proceedings which results in or, if decided adversely to the Company or any Subsidiary, would result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.  No Consent contains a materially burdensome restriction not adequately disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(l)           The Company has full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus.  This Agreement and the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus have been duly and validly authorized by the Company.  This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(m)           The execution, delivery, and performance of this Agreement and consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, including the sale of the Shares, do not and will not (i) conflict with, require consent under or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, articles of domestication or other organizational documents of the Company or any Subsidiary or (iii) violate or conflict with any applicable law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, domestic or foreign, except (in the case of clause (i) (and (iii) above) as would not have a Material Adverse Effect.

(n)           No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, including the sale and delivery of the Shares, except (i) the registration under the Securities Act of the Shares,  (ii) such Consents as may be required (A) under state securities rules or blue sky laws or (B) under the rules and regulations of the Financial Industry Regulatory Authority ("FINRA") in connection with the purchase and distribution of the Shares by the Underwriters, or (iii) those which have been obtained and are in full force and effect.

(o)           Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, domestic or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which (individually or in the aggregate), if determined adversely to the Company or any Subsidiary, would have a Material Adverse Effect; to the best of the Company's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary would not have a Material Adverse Effect.

(p)           No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in the Republic of the Marshal Islands, the Republic of Panama, the Republic of Greece, the Republic of Cyprus or any other jurisdiction or any political subdivision thereof or any authority having power to tax, in connection with the execution, delivery or performance of this Agreement by the Company or the sale or delivery to the Underwriters of the Firm Shares and Additional Shares, if any, by the Company or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

(q)           The financial statements, including the notes thereto, and the supporting schedules included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Disclosure Package and the Prospectus, said financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved; and the supporting schedules included in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the information required to be stated therein.  No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Disclosure Package or the Prospectus by the Securities Act, the Exchange Act or the Rules and Regulations.  The other financial and statistical information, including as adjusted financial information, included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus and the books and records of the respective entities presented therein. The assumptions used in preparing the as adjusted financial information included in the Registration Statement, the Pricing Disclosure Package and the Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein; the related adjustments made in the preparation of such as adjusted financial information give appropriate effect to those assumptions; and such as adjusted financial information reflect the proper application of those adjustments to the corresponding historical financial statement amounts.

(r)           There are no pro forma or as adjusted financial statements that are required to be included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus in accordance with Regulation S-X of the Exchange Act which have not been included as so required.

(s)           The statistical, industry-related and market-related data included or incorporated by reference into the Registration Statement, the Pricing Disclosure Package and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(t)           The Company's common stock has been registered pursuant to Section 12(b) of the Exchange Act.  The Company's outstanding shares of common stock are listed on the New York Stock Exchange (the "NYSE") and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of its common stock under the Exchange Act or de-listing its common stock from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

(u)           The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language incorporated by reference into the Registration Statement is accurate.

(v)           Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(w)           Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, no holder of any Relevant Security has any rights to require registration of any Relevant Security as part or on account of, or otherwise in connection with, the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof, and any such waivers remain in full force and effect.

(x)           The Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and files periodic reports with the Commission, and the conditions for use of Form F-3 to register the Shares under the Securities Act have been satisfied.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Rules and Regulations, and, when read together with the other information in the Registration Statement, the Pricing Disclosure Package or the Prospectus, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(y)           The statements set forth or incorporated by reference in the Pricing Prospectus and the Prospectus under the caption "Description of Series B Preferred Shares," insofar as they purport to constitute a summary of the terms of the Shares, and under the captions "Tax Considerations" and "Underwriting", insofar as they purport to describe the provisions of the laws and documents referred to therein, or legal conclusions with respect thereto, are accurate and complete in all material respects.

(z)           The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, and after giving effect to application of the net proceeds of the Offering, will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, and is not and will not be an entity "controlled" by an "investment company" or a "business development company" within the meaning of such act.

(aa)           There are no current or pending judicial, regulatory or other legal or governmental proceedings that are required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus and that are not so described or any statutes, regulations, contracts or other documents that are required under the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed.

(bb)           No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Prospectus which is not so described and described as required.

(cc)           Except as disclosed in the Pricing Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus or, to the knowledge of the Company, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, stockholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by FINRA.

(dd)           The Company and each Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  The Company and the Subsidiaries have good and marketable title to all personal property owned by them in each case free and clear of any and all Liens except for maritime liens and other liens incurred in the ordinary course of the Company's shipping business and except such as are described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or such as do not (individually or in the aggregate) materially affect the value of such property or interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not (individually or in the aggregate) have a Material Adverse Effect.  Neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary that would (individually or in the aggregate) have a Material Adverse Effect.

(ee)           (i)           All of the vessels described in the Registration Statement, the Pricing Disclosure Package and the Prospectus are owned by subsidiaries of the Company); each of the vessels listed on Schedule III (the "Owned Vessels") hereto has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule III in the sole ownership of the Subsidiary of the Company set forth opposite its name on Schedule III; each such Subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and such other encumbrances which would not (individually or in the aggregate) have a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not (individually or in the aggregate) have a Material Adverse Effect.

(ii)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not (individually or in the aggregate) have a Material Adverse Effect. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not (individually or in the aggregate) have a Material Adverse Effect.

(iii)           Each Owned Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(ff)           The Company and the Subsidiaries maintain insurance or participate in mutual protection and indemnity associations in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not (individually or in the aggregate) have a Material Adverse Effect.  There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company or mutual protection and indemnity association is denying liability or defending under a reservation of rights clause and neither the Company nor any of the Subsidiaries is currently required to make any payment, or is aware of any facts which would require the Company or any Subsidiary to make any payment, in respect of a call by, or a contribution to, any mutual protection and indemnity association.

(gg)           Each of the Company and the Subsidiaries has accurately prepared and timely filed all federal, state, foreign and other tax returns to the extent required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except for such failures which (individually and in the aggregate) would not have a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's federal, state, local or foreign taxes is pending or, to the best knowledge of the Company, threatened.  The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since December 31, 2012 the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries is subject to income taxation in the Republic of Greece (except that Subsidiaries owning vessels and the ship-managing Subsidiary are required to file annual tax returns with the Greek shipping tax authority in connection with a fixed tax and a mandatory contribution-levy for 2014, 2015 and 2016 calculated on the basis of the tonnage and age of the relevant vessel) and the Company is not aware of any facts or circumstances that could cause it or any of its Subsidiaries to become subject to additional taxation in the Republic of Greece (other than in connection with a fixed tax and the mandatory contribution-levy calculated on the basis of the tonnage and age of vessels).

(hh)           No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's principal suppliers, shipyards, manufacturers', customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect.

(ii)           Neither the Company nor any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or is part of a group that includes the Company and that is treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended (the "Code") has, within the five year period prior to the date on which this representation is made or deemed made, (each such entity, a "Controlled Group Members") has, within the five year period prior to the date on which this representation is made or deemed made, operated and maintained each "employee benefit plan" (within the meaning of Section 3(3) of ERISA) whether or not subject to ERISA or any plan subject to Section 4975 of the Code which was sponsored or contributed to by the Company or any Controlled Group Member or with respect to which the Company or any Controlled Group Member has or had any liability or obligation in respect thereof (each, a "Plan"), in compliance in all material respects with each such Plan's terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) no "reportable event" (within the meaning of Section 4043(c) of ERISA) for which the notice requirements of Section 4043 of ERISA were not waived has occurred or is reasonably expected to occur with respect to any Plan; and (iv) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a "multiemployer plan", within the meaning of Section 4001(a)(3) of ERISA).

(jj)           Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any Subsidiary (or, to the knowledge of the Company, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit (including any applicable regulations and standards adopted by the International Maritime Organization) relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which (individually and in the aggregate) would not have a Material Adverse Effect; there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any Subsidiary has knowledge, which (individually or in the aggregate) would have a Material Adverse Effect; neither the Company nor any Subsidiary has agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action, other than by operation of law or due to the Company's membership in any mutual protection and indemnity association, in each case as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and except as would not (individually and in the aggregate) have a Material Adverse Effect; there is no pending or, to the best knowledge of the Company, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary.

(kk)           Neither the Company nor any of its Subsidiaries or affiliates, nor any director or officer, nor, to the Company's knowledge, any employee, agent, or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any "government official" (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ll)            The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the applicable anti-money laundering statutes of jurisdictions where the Company and its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Ssubsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm)           (ii)  Neither the Company nor any of its Subsidiaries, nor any director or officer thereof, nor, to the Company's knowledge, any employee, agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity ("Person") that is, or is owned or controlled by a Person that is:

(A)           the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor

(B)           located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(ii)           The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)           to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)           in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(nn)           Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, articles of domestication or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) is in violation in any respect of any applicable law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) violations or defaults which (individually or in the aggregate) would not have a Material Adverse Effect and except (in the case of clause (ii) alone) for any lien, charge or encumbrance disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus or any maritime lien or other lien incurred in the ordinary course of the Company's shipping business.

(oo)           The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus.  The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectus, the Prospectus, and any Issuer Free Writing Prospectus set forth on Schedule IV hereto, or (ii) filed, referred to, approved, used or authorized the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Schedule IV hereto and any electronic road show previously approved by the Underwriters.

(pp)           The Company and its directors or officers, in their capacities as such, are in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act") that are applicable to them and effective and are actively taking steps to ensure that they will be in compliance in all material respects with other applicable provisions of the Sarbanes-Oxley Act upon the effectiveness of and applicability of such provisions.

(qq)           The Company has established and maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act); the Company's "disclosure controls and procedures" are designed to ensure that material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others within the Company, particularly during the period that the Registration Statement and the Prospectus were being prepared; and such "disclosure controls and procedures" are effective.  The Company maintains a system of "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company's Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company's "internal control over financial reporting" is effective and the Company is not aware of any material weaknesses in its "internal control over financial reporting."  Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there has been no change in the Company's "internal control over financial reporting" that has materially affected, or is reasonably likely to materially affect, the Company's "internal control over financial reporting."

(rr)           Except as disclosed in the Registration Statement and the Pricing Prospectus, there are no outstanding guarantees or other contingent obligations of the Company or any Subsidiary that would have a Material Adverse Effect.

(ss)           The Brokerage Services Agreement, between Diana Shipping Services S.A. and Diana Enterprises Inc., dated March 15, 2013, has been approved by the independent members of the board of directors of the Company and has been determined to be fair to the Company.

(tt)           The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act.

(uu)           The Company is not currently treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code and expects to continue its operations in such a manner that it will not be treated as a PFIC in the future.

(vv)           All dividends and other distributions declared and payable on the Preferred Stock, the shares of common stock of the Company or on the shares of common stock or other equity securities of each Subsidiary may under the current laws and regulations of the Republic of the Marshall Islands, the Republic of Greece, the Republic of Cyprus and the Republic of Panama be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, the Republic of Greece, the Republic of Cyprus and the Republic of Panama, as the case may be, and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of the Republic of the Marshall Islands, the Republic of Greece, the Republic of Cyprus and the Republic of Panama and are otherwise free and clear of any withholding, stamp, transfer, excise or other tax and may be declared and paid without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in the Republic of the Marshall Islands, the Republic of Greece, the Republic of Cyprus and the Republic of Panama.

(ww)           There are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or included in this Offering or otherwise registered by the Company under the Securities Act, and there are no persons with co-sale rights, tag-along rights or other similar rights to have any securities included in this Offering or sold in connection with the sale of the Shares pursuant to this Agreement, except in each case for such rights that have been duly waived in writing; and the Company has given all notices required by, and has otherwise complied with its obligations under, all registration rights agreements, co-sale agreements, tag-along agreements and other similar agreements in connection with the transactions contemplated by this Agreement.

(xx)           Except as disclosed in the Registration Statement and the Prospectus, neither the Company nor any Subsidiary has any outstanding borrowings from, or is a party to any line of credit, credit agreement or other credit facility or otherwise has a borrowing relationship with, any bank or other lending institution affiliated with the Underwriters, and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any debt owed to the Underwriters or any affiliate of the Underwriters.

(yy)           To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Shares and any other document to be furnished hereunder in the Republic of the Marshall Islands, it is not necessary that this Agreement, the Shares or such other document be filed or recorded with any court or other authority in the Republic of the Marshall Islands or any stamp or similar tax be paid in the Republic of the Marshall Islands on or in respect of this Agreement, the Shares or any such other document.

(zz)           None of the Company, any of its Subsidiaries or their respective properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States,  the Republic of the Marshall Islands, the Republic of Greece, the Republic of Cyprus or the Republic of Panama.

(aaa)           The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto

Any certificate signed by or on behalf of the Company and delivered to the Underwriters or to Underwriters' Counsel (as defined in Section 2(d) hereof) shall be deemed to be a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

2.           Purchase, Sale and Delivery of the Shares.

(a)           On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees that it shall sell to the Underwriters and the Underwriters agree to purchase from the Company, at a purchase price of $24.2125 per Share, that number of Firm Shares which is the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b)           Payment of the purchase price for the Firm Shares shall be made by wire transfer in same day funds to the Company upon delivery of the Firm Shares to the Underwriters through the facilities of The Depository Trust Company for the respective accounts of the Underwriters at 10:00 A.M., New York City time, on February 14, 2014, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriters and the Company (such time and date of payment and delivery being herein called the "Closing Date").  The Firm Shares shall be registered in such name or names and shall be in such denominations as you may request at least two business days before the Closing Date.

(c)           In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Underwriters shall have the option to purchase up to 360,000 Additional Shares at the purchase price per Share to be paid by the Underwriters to the Company for the Firm Shares as set forth in Section 2(a) above, for the sole purpose of covering over-allotments, if any, in the sale of Firm Shares.  This option may be exercised at any time, in whole or in part, on or before the thirtieth day following the date of the Prospectus, by written notice by the Underwriters to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Underwriters, when the Additional Shares are to be delivered (any such date and time being herein referred to as the "Additional Closing Date," except as otherwise provided herein); provided, however, that the Additional Closing Date shall not be earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised.  Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 10 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchased hereunder, subject, however, to such adjustments to eliminate fractional shares as the Representatives in their sole discretion shall make.

Payment of the purchase price for the Additional Shares shall be made by wire transfer in Federal (same day) funds to the Company upon delivery of the Additional Shares to the Underwriters through the facilities of The Depository Trust Company for the respective accounts of the Underwriters at 10:00 A.M., New York City time, on the Additional Closing Date, or such other time as shall be agreed upon by the Underwriters and the Company.  The Additional Shares shall be registered in such name or names and shall be in such denominations as the Underwriters may request at least two business days prior to the Additional Closing Date.

(d)           Deliveries of the documents described in Section 6 hereof with respect to the purchase of Firm Shares or Additional Shares, as the case may be, shall be made at 10:00 A.M., New York City time, at the office of Simpson, Thacher & Bartlett LLP ("Underwriters' Counsel"), or at such other place and time as shall be agreed upon by the Underwriters and the Company on the Closing Date, or on the Additional Closing Date, as the case may be.

(e)           The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares) were negotiated at arm's length between sophisticated parties represented by counsel; (ii) no fiduciary, advisory or agency relationship between the Company, on the one hand, and the Underwriters, on the other hand, has been created as a result of any of the transactions contemplated by this Agreement or the process leading to such transactions, irrespective of whether the Underwriters have advised or are advising any such party on other matters, (iii) the Underwriters' obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety; and (iv) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

(f)           The Company agrees that the Company will pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Firm Shares or Additional Shares, if any, to be sold by the Company to the Underwriters or otherwise in connection with the performance of the obligations of the Company hereunder.

3.           Offering.  Upon authorization of the release of the Firm Shares or the Additional Shares, as the case may be, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectus.  The Underwriters may offer and sell Shares to or through any affiliate of the Underwriters and any such affiliate may offer and sell Shares purchased by it to or through the Underwriters.

4.           Certain Covenants of the Parties.

(a)           The Company further covenants and agrees with the Underwriters that:

(i)           The Company shall prepare the Prospectus in a form reasonably approved by you and file such Prospectus pursuant to, and within the time period specified in, Rule 424(b) and Rule 430A, 430B or 430C, as applicable, under the Securities Act; prior to the last date on which an Additional Closing Date, if any, may occur, the Company shall file no further amendment to the Registration Statement or amendment or supplement to the Prospectus to which you shall reasonably object in writing after being furnished in advance a copy thereof and given a reasonable opportunity to review and comment thereon; the Company shall notify you promptly (and, if requested by you, will confirm such notice in writing) (i) when any amendment to the Registration Statement becomes effective, (ii) of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus or for any additional information, (iii) of the Company's intention to file or prepare any supplement or amendment to the Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus (including documents filed under the Exchange Act if such document would be deemed to be incorporated by reference into the Registration Statement, any Preliminary Prospectus or the Prospectus), (iv) of the mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the Prospectus, including but not limited to Rule 462(b) under the Securities Act, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or, in each case, of the initiation, or the threatening, of any proceedings therefor, it being understood that the Company shall make every effort to avoid the issuance of any such stop order, (vi) of the receipt of any comments from the Commission, and (vii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose.  If the Commission shall propose or enter a stop order at any time, the Company will make every reasonable effort to prevent the issuance of any such stop order and, if issued, to obtain the lifting of such order as soon as possible.

(ii)           The Company will prepare a final term sheet (the "Final Term Sheet") reflecting the final terms of the Securities, substantially in the form of Schedule V hereto, and shall file such Final Term Sheet as an "issuer free writing prospectus" pursuant to Rule 433 prior to the close of business two business days after the date hereof; provided that the Company shall furnish the Representatives with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the Representatives or counsel to the Underwriters shall object.

(iii)           The Company shall comply with the Securities Act and the Exchange Act to permit completion of the distribution of the Shares by the Underwriters as contemplated in this Agreement, the Registration Statement, the Pricing Prospectus and the Prospectus.  If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the Prospectus) or the Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the Prospectus or in any amendment thereof or supplement thereto, the Company will notify you promptly and prepare and file with the Commission an appropriate amendment, supplement or document (in form and substance reasonably satisfactory to the Representatives) that will correct such statement or omission or effect such compliance and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

(iv)           The Company shall retain, in accordance with the Rules and Regulations, all Issuer Free Writing Prospectuses not required to be filed pursuant to the Rules and Regulations.  The Company will not, without the prior consent of the Representatives, (i) make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Schedule IV hereto and any electronic road show previously approved by the Underwriters, or (ii) file, refer to, approve, use or authorize the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares.  If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Disclosure Package or the Prospectus as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Representatives promptly and, if requested by the Representatives, prepare and furnish an appropriate amendment or supplement (in form and substance reasonably satisfactory to the Representatives) that will correct such statement, omission or conflict or to effect such compliance.

(v)           The Company has complied with and will comply with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus; and the Company has caused there to be made available at least one version of a "bona fide electronic road show" (as defined in Rule 433 under the Securities Act) in a manner that causes the Company not to be required, pursuant to Rule 433(d) under the Securities Act, to file with the Commission any road show.

(vi)           The Company will promptly deliver to the Underwriters and Underwriters' Counsel a signed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Company's files manually signed copies of such documents for at least five years after the date of filing.  The Company will promptly deliver to the Underwriters such number of copies of any Preliminary Prospectus, the Prospectus, the Registration Statement, and all amendments of and supplements to such documents, if any, and all documents incorporated by reference in the Registration Statement and Prospectus or any amendment thereof or supplement thereto, as you may reasonably request.  Prior to 12:00 P.M., New York City time, on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectus in New York City in such quantities as the Underwriters may reasonably request.

(vii)           The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, domestic or foreign, as the Underwriters may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction.

(viii)           The Company will make generally available to its security holders and to the Underwriters as soon as practicable, but in any event not later than twelve months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and the Subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

For a period of 30 days after the date hereof, the Company will not (a) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any securities of the Company that are substantially similar to the Shares or any securities convertible into or exercisable or exchangeable for securities of the Company that are substantially similar to the Shares, without the prior written consent of the Representatives; provided, however, that the foregoing shall not apply to the issuance and sale of the Shares under this Agreement.  Notwithstanding the foregoing, if (1) during the last 17 days of the 30-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 30-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 30-day period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Representatives may, at any time or from time to time before the expiration of the restricted period, without notice, release all or any portion of the securities subject to the lock-up.

(ix)           The Company will make available to you (A) during the period of five years from the effective date of the Registration Statement, copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company and, as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed; and (B), during the period of two years from the effective date of the Registration Statement, such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial information to be on a consolidated basis to the extent the accounts of the Company and the Subsidiaries are consolidated in reports furnished to its security holders generally or to the Commission); provided, that any information or documents available on EDGAR shall be considered sufficiently made available for the purposes of this Section 4(a)(ix); and provided further, that the Underwriters shall sign a confidentiality agreement, containing such customary terms and conditions as the Company shall reasonably request, regarding any additional information made available pursuant to clause (B) of this Section 4(a)(ix).

(x)           The Company has made an application for and will use its best efforts to ensure that the Shares are listed and admitted and authorized for trading, subject to official notice of issuance, on the NYSE so that trading on such exchange will begin within 30 days after the date of this Agreement and the Company will use its best efforts to maintain such listing.

(xi)           The Company, during the period when a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offer or sale of the Shares, will file all reports and other documents required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and the Rules and Regulations within the time periods required thereby.

(xii)           If the Company elects to rely upon Rule 462(b) under the Securities Act, the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462 by 10:00 P.M. (New York City time), on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act.

(xiii)           The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date or the Additional Closing Date, as the case may be, and to satisfy all conditions precedent to the delivery of the Firm Shares and the Additional Shares.

(xiv)           The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(xv)           The Company will apply the net proceeds from the sale of the Shares as described in the Registration Statement and the Prospectus under the heading "Use of proceeds."

(b)           The Underwriters covenant and agree with the Company that the Underwriters will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company if the Underwriters' use of or reference to such free writing prospectus would require the Company to file with the Commission any "issuer information" (as defined in Rule 433 under the Securities Act).

(c)           All payments to be made by the Company to the Underwriters under this Agreement will be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever, unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company will pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

5.           Payment of Expenses

(a)           Except as otherwise agreed in writing, whether or not the transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following:  (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Issuer Free Writing Prospectus, any Preliminary Prospectus, the Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Securities Act and the Offering; (iii) the cost of producing this Agreement, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under state or foreign securities or blue sky laws as provided in Section 4(a)(vii) hereof, including the fees and disbursements, in an amount not to exceed $20,000, of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by FINRA of the terms of the Offering; (vi) all fees and expenses in connection with listing the Shares on the NYSE; (vii) any fees payable in connection with the rating of the Shares; and (viii) all travel expenses of the Company's officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares (including, without limitation, all expenses incurred by the Company in connection with any "road show" presentation to potential investors).  The Company also will pay or cause to be paid: (a) the cost of preparing stock certificates representing the Shares; (b) the cost and charges of any transfer agent or registrar for the Shares; and (c) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.  It is understood, however, that except as provided in this Section 5, and Sections 7, 8 and 12 hereof, the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel and stock transfer taxes on resale of any of the Shares by them.  Notwithstanding anything to the contrary in this Section 5, in the event that this Agreement is terminated pursuant to Section 6 or 12(b) hereof, or subsequent to a Material Adverse Change, the Company will pay all out-of pocket expenses of the Underwriters (including but not limited to fees and expenses of counsel to the Underwriters) incurred in connection herewith.

6.           Conditions of Underwriters' Obligations.  The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 6, "Closing Date" shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the absence from any opinions furnished to you or to Underwriters' Counsel pursuant to this Section 6 of any misstatement or omission, to the absence from any certificates, written statements or letters furnished to you or to Underwriters' Counsel pursuant to this Section 6 of any misstatement or omission in the case of any statement that is qualified as to materiality and any material misstatement or omission in the case of any statement that is not qualified as to materiality, to the performance by the Company of its obligations hereunder, and to each of the following additional conditions:

(a)           The Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4(a)(i) hereof; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto and no stop order suspending or preventing the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction; if the Company has elected to rely on Rule 462(b) under the Securities Act, the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M. (New York City time) on the date of this Agreement; and all necessary foreign and domestic regulatory or stock exchange approvals shall have been received.

(b)           At the Closing Date, the Underwriters shall have received the written opinion of Seward & Kissel LLP, United States counsel for the Company, dated the Closing Date, addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(c)           At the Closing Date, the Underwriters shall have received the written opinion of Seward & Kissel LLP, Marshall Islands counsel for the Company, dated the Closing Date, addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(d)           At the Closing Date, the Underwriters shall have received the written opinion of Galindo, Arias & Lopez, Panamanian counsel for the Company, dated the Closing Date, addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(e)           At the Closing Date, the Underwriters shall have received the written opinion of Timagenis Law Firm, Greek counsel for the Company, dated the Closing Date, addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(f)           At the Closing Date, the Underwriters shall have received the written opinion of Chrysses Demetriades & Co. Law Office, Cypriot counsel for the Company, dated the Closing Date, addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives.

(g)           All proceedings taken in connection with the sale of the Firm Shares and the Additional Shares as herein contemplated shall be satisfactory in form and substance to the Underwriters and to Underwriters' Counsel, and the Underwriters shall have received from Underwriters' Counsel a written opinion, dated as of the Closing Date, with respect to the sale of the Shares, the Registration Statement, the Pricing Disclosure Package and the Prospectus and such other related matters as the Underwriters may require, and the Company shall have furnished to Underwriters' Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(h)           At the Closing Date, you shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, to the effect that (i) the condition set forth in subsection (a) of this Section 6 has been satisfied, (ii) as of the date hereof and as of the Closing Date, the representations and warranties of the Company set forth in Section 1 hereof are accurate, (iii) as of the Closing Date all agreements, conditions and obligations of the Company to be performed or complied with hereunder on or prior thereto have been duly performed or complied with, (iv) the Company and the Subsidiaries have not sustained any material loss or interference with their respective businesses or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, (v) no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereof, or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus has been issued and, in each case, no proceedings therefor have been initiated or threatened by the Commission, (vi) there are no pro forma or as adjusted financial statements that are required to be included in the Registration Statement and the Pricing Disclosure Package pursuant to the Rules and Regulations that have not been included or incorporated therein as so required and (vii) subsequent to the respective dates as of which information is given in the Pricing Prospectus (exclusive of any amendment or supplement thereto) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (x) the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and the Subsidiaries, individually or taken as a whole; (y) the long-term debt or capital stock of the Company or any of its Subsidiaries; or (z) the Offering or consummation of any of the other transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(i)           At the time this Agreement is executed and at the Closing Date, you shall have received a comfort letter, from Ernst & Young (Hellas) Certified Auditor Accountants S.A., independent registered public accountants for the Company, dated, respectively, as of the date of this Agreement and as of the Closing Date, addressed to the Underwriters and in form and substance satisfactory to the Underwriters and Underwriters' Counsel.

(j)           The Company shall have furnished to you on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of the Chief Financial Officer of the Company confirming that the Chief Financial Officer is familiar with the accounting records and internal accounting practices, policies, procedures and controls of the Company and has had responsibility for accounting matters with respect to the Company, and attesting certain financial information contained in the Pricing Disclosure Package and the Prospectus.

(k)           Subsequent to the execution and delivery of this Agreement or, if earlier, the dates as of which information is given in the Pricing Disclosure Package (exclusive of any supplement thereto), there shall not have been any change in the capital stock or long-term debt of the Company or any Subsidiary or any change or development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, condition (financial or otherwise), results of operations, stockholders' equity or properties of the Company and the Subsidiaries, individually or taken as a whole, including but not limited to the occurrence of any fire, flood, storm, explosion, accident or other calamity at any of the properties owned or leased by the Company or any of its Subsidiaries, the effect of which, in any such case described above, is, in the judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Disclosure Package (exclusive of any supplement).

(l)           At the Closing Date, FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements with respect to the Offering.

(m)           No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the sale and delivery of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares.

(n)           The Company shall have furnished to the Underwriters and to Underwriters' Counsel such other certificates, opinions or other documents as they may have reasonably requested.

(o)           Since the date of this Agreement, there shall not have occurred a downgrading in the rating, if any, assigned to the Shares or any other preferred stock or other debt securities of the Company by any "nationally recognized statistical rating agency," as that term is defined by the Commission in Section 3(a)(62) of the Exchange Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of such securities.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters' Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Underwriters and to Underwriters' Counsel, all obligations of the Underwriters hereunder may be cancelled by the Underwriters at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Underwriters at, or at any time prior to, the Additional Closing Date.  Notice of such cancellation shall be given to the Company in writing or by telephone.  Any such telephone notice shall be confirmed promptly thereafter in writing.

7.           Indemnification.

(a)           The Company shall indemnify and hold harmless the Underwriters and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Underwriters within the meaning of Rule 405 under the Securities Act from and against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Registration Statement as originally filed or any amendment thereof, or in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering that is a "written communication" (as defined in Rule 405 under the Securities Act) ("Marketing Materials"), or (ii) the omission or alleged omission to state in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein.  The parties agree that such information provided by or on behalf of the Underwriters through the Representatives consists solely of the material referred to in Section 16 hereof.  This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)           The Underwriters shall indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any amendment thereof or supplement thereto or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters specifically for use therein; provided, however, that in no case shall the Underwriters be liable or responsible for any amount in excess of the underwriting discount applicable to the Shares to be purchased by the Underwriters hereunder.  The parties agree that such information provided by or on behalf of the Underwriters through the Representatives consists solely of the material referred to in Section 16 hereof.  This indemnity will be in addition to any liability which the Underwriters may otherwise have, including but not limited to other liability under this Agreement.

(c)           Promptly after receipt by an indemnified party under subsection (a)  or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7 (except to the extent that the indemnifying party is materially prejudiced as a result thereof and is not otherwise aware of the claim or litigation in respect of which indemnification is sought) and in any event shall not relieve it from any liability that such indemnifying party may have otherwise than on account of the indemnity agreement hereunder).  In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party.  Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties.  No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless (x) such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party, and (y) the indemnifying party confirms in writing its indemnification obligations hereunder with respect to such settlement, compromise or judgment.

8.           Contribution.  In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company, on the one hand, and the Underwriters, on the other hand, shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Registration Statement and directors of the Company) as incurred to which the Company and the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company, on the one hand and the Underwriters, on the other hand, shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Underwriters, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 8, (i) the Underwriters shall not be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which the Underwriters have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission; and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of the Underwriters within the meaning of Rule 405 under the Securities Act shall have the same rights to contribution as the Underwriters, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (i) and (ii) of the immediately preceding sentence.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise.

9.           Company Default.

(a)           If the Company shall default in its obligation to sell and deliver any Firm Shares hereunder on the Closing Date, then the Underwriters may, by notice to the Company, terminate this Agreement without any liability on the part of any non-defaulting party except that the provisions of Sections 1, 2, 5, 7, 8, 11, and 12 hereof shall remain in full force and effect.  If the Company shall default in its obligation to sell and deliver any Additional Shares hereunder at any time after the Closing Date, then the Underwriters may, by notice to the Company, terminate this Agreement except that the provisions of Sections 1, 2, 4, 5, 7, 8, 11 and 12 hereof, and the provisions of Section 2 hereof that relate to the purchase of the Firm Shares by the Underwriters and the provisions of Section 6 hereof that relate to the conditions to the Underwriters' obligations to purchase and pay for the Firm Shares, shall remain in full force and effect.  No action taken pursuant to this Section 9 shall relieve the Company in the case of its default from liability, if any, in respect of such default.

(b)           In the event that the Company shall default in its obligation to sell and deliver any Firm Shares or Additional Shares hereunder and the Company and the Underwriters agree to proceed with the Offering, then the Underwriters may, at their option, or the Company shall have the right, in each case by notice to the other, to postpone the Closing Date or Additional Closing Date, as the case may be, for a period not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement thereto in form and substance reasonably satisfactory to Underwriters' Counsel that may thereby be made necessary or advisable.

10.           Defaulting Underwriter.

(a)           If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the "Default Shares") do not (after giving effect to arrangements, if any, made by the Representatives pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase from the Company that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as the Representatives in their sole discretion shall make.

(b)           In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Representatives may in their discretion arrange for themselves or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein.  In the event that within five calendar days after such a default the Representatives do not arrange for the purchase of the Default Shares as provided in this Section 10, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 5, 7, 8 and 10) or the Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(c)           In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Representatives or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectus which, in the opinion of Underwriters' Counsel, may thereby be made necessary or advisable.  The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 10 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

(d)           Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

11.           Survival of Representations and Agreements.

All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, including the agreements contained in Sections 4 and 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling person thereof or by or on behalf of the Company or any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters.  The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8, 11 and 12 hereof shall survive any termination of this Agreement, including termination pursuant to Section 9, 10 or 12 hereof.

12.           Effective Date of Agreement; Termination.

(a)           This Agreement shall become effective upon the execution and delivery of this Agreement.  Notwithstanding any termination of this Agreement pursuant to this Section 12, the provisions of this Section 12 and of Sections 1, 5, 7, 8 and 10 through 20, inclusive, shall be in full force and effect at all times after the execution and delivery hereof.

(b)           The Underwriters shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriters will in the immediate future materially disrupt, the market for the Company's securities or securities in general; or (ii) if trading on or by the NYSE (the "Exchange") shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the Exchange or by order of the Commission or any other governmental authority having jurisdiction; or (iii) if a banking moratorium has been declared by any state or federal authority or if any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) in the judgment of the Underwriters, any Material Adverse Change shall have occurred since the respective dates as of which information is given in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto since the date hereof); or (v) (A) if there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) if there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriters, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Pricing Prospectus.

(c)           Any notice of termination pursuant to this Section 12 shall be in writing.

(d)           If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to notification by the Underwriters as provided in subsection (a) of this Section 12) or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all out-of-pocket expenses (including the fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

13.           Notices.  All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)           if sent to any Underwriter, shall be mailed, delivered, or faxed and confirmed in writing, to such Underwriter c/o Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention of Equity Syndicate Desk, with a copy to Underwriters' Counsel at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, Attention: Lesley Peng, Esq., and

(b)           if sent to the Company, shall be mailed, delivered, or faxed and confirmed in writing to the Company and its counsel at the following address:  Diana Shipping Inc., Pendelis 16, 175 64 Palaio Faliro, Athens, Greece, Attention: Mr. Anastassis Margaronis, President, with a copy to the Company's counsel, Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, Attention: Edward S. Horton.

14.           Parties.  This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation.  The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Shares from the Underwriters.

15.           Governing Law and Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Pricing Prospectus (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any such court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (d) agrees not to commence any Proceeding other than in such courts, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.  The Company hereby irrevocably designates Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 as agent upon whom process against it may be served.  THE COMPANY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

16.           Acknowledgement of Information Provided.  The parties acknowledge and agree that, for purposes of Sections 1(b), 1(c), 1(d) and 7 hereof, such information provided by or on behalf of the Underwriters through the Representatives consists solely of the following information in the Prospectus: (i) the fourth and fifth sentence of the tenth paragraph under the caption "Underwriting" and (ii) the eleventh paragraph under the caption "Underwriting."

17.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.  Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

18.           Amendments or Waivers.  No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

19.           Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

20.           Time is of the Essence.  Time shall be of the essence of this Agreement.  As used herein, except where otherwise expressly provided, (i) the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; and (ii) the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business other than days when banking institutions in the City of New York are authorized by law, regulation or executive order to be closed.

[Signature pages follow.]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Director, Executive Vice President & Secretary

[Signature Page to the Underwriting Agreement]

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
Name:	Yurij Slyz
Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ Christian Stewart
Name:	Christian Stewart
Title:	Managing Director
UBS Investment Bank

By:	/s/ Chelseay Boulos
Name:	Chelseay Boulos
Title:	Associate Director
UBS Securities, LLC

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ritu Ketkar
Name:	Ritu Ketkar
Title:	Managing Director
Duetsche Bank Securities Inc.

By:	/s/ Eunice Kang
Name:	Eunice Kang
Title:	Director
Deutsche Bank Securities Inc.

For themselves and on behalf of the
several Underwriters listed
in Schedule I hereto.

[Signature Page to the Underwriting Agreement]

SCHEDULE I

Underwriters	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if Over-Allotment Option is Fully Exercised

Morgan Stanley & Co. LLC.	936,000	140,400
UBS Securities LLC	936,000	140,400
Deutsche Bank Securities Inc.	432,000	64,800
BB&T Capital Markets, a division of BB&T Securities, LLC	48,000	7,200
Raymond James & Associates, Inc.	48,000	7,200

Sch I - 1

SCHEDULE II

Subsidiaries

Skyvan Shipping Company SA
Buenos Aires Compania Armadora SA
Husky Trading SA
Panama Compania Armadora SA
Chorrera Compania Armadora SA
Eaton Marine SA
Cypres Enterprises Corp.
Darien Compania Armadora SA
Texford Maritime SA
Urbina Bay Trading SA
Changame Compania Armadora SA
Vesta Commercial SA
Ailuk Shipping Company Inc.
Jaluit Shipping Company Inc.
Knox Shipping Company Inc.
Kili Shipping Company Inc.
Lib Shipping Company Inc.
Marfort Navigation Company Limited
Silver Chandra Shipping Company Limited
Bikini Shipping Company Inc.
Gala Properties Inc.
Cerada International SA
Majuro Shipping Company Inc.
Taka Shipping Company Inc.
Lae Shipping Company Inc.
Namu Shipping Company Inc.
Bikar Shipping Company Inc.
Jemo Shipping Company Inc.
Erikub Shipping Company Inc.
Wotho Shipping Company Inc.
Mandaringina Inc.
Guam Shipping Company Inc.
Palau Shipping Company Inc.
Tuvalu Shipping Company Inc.
Jabat Shipping Company Inc.
Bokak Shipping Company Inc.
Aster Shipping Company Inc.
Aerik Shipping Company Inc.
Fayo Shipping Company Inc.
Makur Shipping Company Inc
Pulap Shipping Company Inc.
Houk Shipping Company Inc.
Weno Shipping Company Inc.
Bulk Carriers (USA) LLC
Diana Shipping Services S.A.

Sch II - 1

SCHEDULE III
OWNED VESSELS

Subsidiary Name	Flag State	Vessel Name
Skyvan Shipping Company SA	Bahamas	Nirefs
Buenos Aires Compania Armadora SA	Bahamas	Alcyon
Husky Trading SA	Bahamas	Triton
Panama Compania Armadora SA	Bahamas	Oceanis
Chorrera Compania Armadora SA	Greece	Dione
Eaton Marine SA	Greece	Danae
Cypres Enterprises Corp.	Bahamas	Protefs
Darien Compania Armadora SA	Bahamas	Calipso
Texford Maritime SA	Bahamas	Clio
Urbina Bay Trading SA	Bahamas	Erato
Changame Compania Armadora SA	Bahamas	Thetis
Vesta Commercial SA	Bahamas	Coronis
Ailuk Shipping Company Inc.	Marshall Islands	Naias
Jaluit Shipping Company Inc.	Marshall Islands	Sideris G.S
Knox Shipping Company Inc.	Marshall Islands	Aliki
Kili Shipping Company Inc.	Marshall Islands	Semirio
Lib Shipping Company Inc.	Marshall Islands	Boston
Marfort Navigation Company Limited	Cyprus	Salt Lake City
Silver Chandra Shipping Company Limited	Cyprus	Norfolk
Bikini Shipping Company Inc.	Marshall Islands	New York
Gala Properties Inc.	Marshall Islands	Houston
Majuro Shipping Company Inc.	Marshall Islands	Alcmene
Taka Shipping Company Inc.	Marshall Islands	Melite
Lae Shipping Company Inc.	Marshall Islands	Los Angeles
Namu Shipping Company Inc.	Marshall Islands	Philadelphia
Bikar Shipping Company Inc.	Greece	Arethusa
Jemo Shipping Company Inc.	Bahamas	Leto
Mandaringina Inc.	Marshall Islands	Melia
Guam Shipping Company Inc.	Marshall Islands	Amphitrite
Palau Shipping Company Inc.	Marshall Islands	Polymnia
Tuvalu Shipping Company Inc.	Marshall Islands	Myrto
Jabat Shipping Company Inc.	Marshall Islands	Maia
Bokak Shipping Company Inc.	Marshall Islands	Baltimore
Fayo Shipping Company Inc.	Marshall Islands	Artemis
Makur Shipping Company Inc	Marshall Islands	Myrsini
Pulap Shipping Company Inc.	Marshall Islands	PS Palios
Houk Shipping Company Inc.	not yet flagged	DY6006
Erikub Shipping Company Inc.	not yet flagged	TBN Chrystalia
Wotho Shipping Company Inc.	not yet flagged	TBN Atalandi
Aster Shipping Company Inc.	not yet flagged	H2548

Sch III -1

SCHEDULE IV

Issuer Free Writing Prospectuses

1.           Final Term Sheet, attached as Schedule V hereto

Sch IV - 1

SCHEDULE V

Issuer Free Writing Prospectus
February 10, 2014
Filed Pursuant to Rule 433
Registration No. 333-181540

DIANA SHIPPING INC.
8.875% Series B Cumulative Redeemable Perpetual Preferred Shares
(liquidation preference $25.00 per share)

Pricing Term Sheet

This term sheet supplements the information set forth under "Description of Series B Preferred Shares" in the preliminary prospectus supplement, dated February 10, 2014, to the prospectus dated July 6, 2012.

Issuer:	Diana Shipping Inc. (NYSE: DSX)
Securities Offered:	8.875% Series B Cumulative Redeemable Perpetual Preferred Shares of the Issuer, par value $0.01 per share, liquidation preference $25.00 per share (the "Series B Preferred Shares")
Offering Size:
2,400,000 Series B Preferred Shares ($60,000,000 aggregate liquidation preference) (or 2,760,000 Series B Preferred Shares ($69,000,000 aggregate liquidation preference) if the underwriters exercise their over-allotment option in full).

Ioannis Zafirakis, our Class I Director, Executive Vice President and Secretary and Andreas Michalopoulos, our Chief Financial Officer and Treasurer have agreed to purchase an aggregate of $1.7 million in aggregate liquidation preference of the Series B Preferred Shares at the public offering price.

Over-Allotment Option:	The underwriters have been granted a 30 day option to purchase up to an additional 360,000 Series B Preferred Shares to cover over-allotments, if any
Public Offering Price:	$25.00 per Series B Preferred Share
Net Proceeds to Issuer (before offering expenses):	$58,110,000 ($66,826,500 if the underwriters exercise their over-allotment option in full)
Underwriting Discounts and Commissions:	$0.7875 per Series B Preferred Share
Maturity Date:	Perpetual
Trade Date:	February 10, 2014
Settlement Date:	February 14, 2014 (T+3)
Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Sch V - 1

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2014 (each, a "Dividend Payment Date")
Dividends:
Will accrue and be cumulative from the date the Series B Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by the Issuer's board of directors

Dividend Rate:	8.875% per annum per $25.00 liquidation preference per share (equal to $2.21875 per annum per share)
Day Count:	30/360
Optional Redemption:
At any time on or after February 14, 2019, the Issuer may redeem, in whole or from time to time in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared

Ratings:	The Series B Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization
CUSIP/ISIN:	Y2066G 112/MHY2066G1127
Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Deutsche Bank Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Raymond James & Associates, Inc.
Listing:
The Issuer has applied to list the Series B Preferred Shares on the New York Stock Exchange (the "NYSE") under the symbol "DSXPRB." If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to commence within 30 days after the original issuance date of the Series B Preferred Shares.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Shares and is not soliciting an offer to buy the Series B Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-877-827-6444, ext. 561 3884 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Sch V - 2

Exhibit 3.1
DIANA SHIPPING INC.
(the "Corporation")

AMENDED AND RESTATED BYLAWS

As Adopted February 16, 2009

ARTICLE I
OFFICES

The principal place of business of the corporation shall be at such place or places as the directors shall from time to time determine.  The corporation may also have an office or offices at such other places within or without the Marshall Islands as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

Section 1.                      Annual Meeting:

The annual meeting of stockholders of the Corporation shall be held on such day and at such time and place within or without the Marshall Islands as the Board of Directors (the "Board") may determine for the purpose of electing directors and/or transacting such other business as may properly be brought before the meeting. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all annual meetings of stockholders.

Section 2.                      Nature of Business at Annual Meetings of Stockholders:

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof); (b) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof); or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in Section 2 of this Article II and has remained a stockholder of record through the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in Section 2 of this Article II.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation (the "Secretary").

To be timely a stockholder's notice to the Secretary of the Corporation must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the date on which the Corporation first mailed our proxy materials for the preceding year's annual meeting of stockholders.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.  In addition, notwithstanding anything in Section 2 of this Article II to the contrary, a stockholder intending to nominate one or more persons for election as a Director at an annual meeting must comply with Article III Section 3 of these Bylaws for such nomination or nominations to be properly brought before such meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in Section 2 of this Article II, provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in Section 2 of this Article II shall be deemed to preclude discussion by any stockholder of any such business.  If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 3.                      Special Meeting:

A special meeting of stockholders may be called at any time by the Corporation's Chairman, Chief Executive Officer, or Secretary at the direction of the Board or holders of not less than one-fifth of all outstanding shares may call special meetings of stockholders.  The business transacted at the special meeting is limited to the purposes stated in the notice.  The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all special meetings of stockholders.  If the Chairman of the special meeting determines that business was not properly brought before the special meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.  In addition, the Board, in their discretion, may prevent a stockholder from calling a special meeting for a stockholder consideration of a proposal and the consideration of the proposal may be delayed until the next annual meeting.

Section 4.                      Notice of Meetings:

Notice of every annual and special meeting of stockholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter at least fifteen (15) but not more than sixty (60) days before such meeting, to each stockholder of record entitled to vote thereat and to each stockholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect.  If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the stockholder at his address as the same appears on the record of stockholders of the Corporation or at such address as to which the stockholder has given notice to the Secretary.  Notice of a meeting need not be given to any stockholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof that he did not receive notice of such meeting.

Section 5.                      Adjournments.

Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting.  If the meeting is adjourned for lack of quorum, notice of the new meeting shall be given to each stockholder of record entitled to vote at the meeting.  If after an adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice in Section 4 of this Article II.

Section 6.                      Quorum:

At all meetings of stockholders, except as otherwise expressly provided by law, there must be present either in person or by proxy stockholders of record holding at least 33 1/3% of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Section 7.                      Voting:

If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the stockholders.  At any meeting of stockholders, with respect to matter for which a stockholder is entitled to vote, each such stockholder shall be entitled to one vote for each share it holds.  Each stockholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy.  A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in the law of the Marshall Islands to support an irrevocable power.  A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.  Stockholders may not act by way of written consent.

Section 8.                      Fixing of Record Date:

The Board may fix a time not more than sixty (60) nor less than fifteen (15) days prior to the date of any meeting of stockholders as the time as of which stockholders entitled to notice of and to vote at such a meeting shall be determined, and all persons who were holders of record of voting shares at such time and no others shall be entitled to notice of and to vote at such meeting.  The Board may fix a time not exceeding sixty (60) days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the stockholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.

ARTICLE III
DIRECTORS

Section 1.                      Number:

The affairs, business and property of the Corporation shall be managed by a Board to consist of such number of directors as shall be fixed by a vote of not less than a majority of the entire Board or by the affirmative vote of holders of a majority of the outstanding capital stock from time to time. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.  No decrease in the number of directors shall shorten the term of any incumbent director.  The directors need not be residents of the Marshall Islands or stockholders of the Corporation.  Corporations may, to the extent permitted by law, be elected or appointed directors.

Section 2.                      How Elected:

Except as otherwise provided by law or in Section 5 of this Article III, the directors of the Corporation (other than the first Board if named in the Articles of Incorporation or designated by the incorporators) shall be elected at the annual meeting of stockholders.  Each Director shall be elected to serve until the third succeeding annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Section 3.                      Nomination of Directors:

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances.  Nominations of persons for election to the Board may be made at any annual meeting of stockholders (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any stockholders of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in Section 3 of this Article III and on the record date for the determination of stockholder entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in Section 3 of this Article III.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

To be in proper written form, a stockholder's notice to the Secretary must set forth; (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.  Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in Section 3 of this Article III.  If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 4.                      Removal:

Any or all of the directors may be removed, with cause by the affirmative vote of holders of a majority of the issued and outstanding voting shares of the Corporation.  Any director may be removed for cause by action of the Board.  No director may be removed without cause by either the stockholders or the Board.

Section 5.                      Vacancies:

Vacancies in the Board occurring by death, resignation, creation of new directorship, failure of the stockholders to elect the whole class of directors required to be elected at any annual election of directors or for any other reason, including removal of directors for cause, may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

Section 6.                      Regular meetings:

Regular meetings of the Board may be held at such time and place as may be determined by resolution of the Board and no notice shall be required for any regular meeting.  Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 7.                      Special meeting:

Special meetings of the Board may, unless otherwise prescribed by law, be called from time to time by the Chairman, the President, or any officer of the Corporation who is also a Director.  The President or the Secretary shall call a special meeting of the Board upon written request directed to either of them by any two directors stating the time, place and purpose of such special meeting.  Special meetings of the Board shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.

Section 8.                      Notice of Special Meeting:

Notice of the special date, time and place of each special meeting of the Board shall be given to each Director at least forty eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting.  For the purpose of this section, notice shall be deemed to be duly given to a Director if given to him personally (including by telephone) or if such notice be delivered to such Director by mail, telegraph, cablegram, telex or teleprinter to his last known address.  Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before of after the meeting, or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.

Section 9.                      Quorum:

A majority of the directors at the time in office, present in person or by proxy or conference telephone, shall constitute a quorum for the transaction of business.

Section 10.                      Interested Directors.

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest and as to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 11.                      Voting:

The vote of the majority of the directors, present in person or by proxy or conference telephone, at a meeting at which a quorum is present shall be the act of the directors.  Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing.

Section 12.                      Compensation of Directors and Members of Committees:

The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Corporation.

ARTICLE IV
COMMITTEES

Executive Committee and Other Committees:

The Board may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions, or in these Bylaws, shall have and may exercise, to the extent permitted by law, the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it provided, however, that no committee shall have the power or authority to (i) fill a vacancy in the Board or in a committee thereof, (ii) amend or repeal any By-law or adopt any new By-law, (iii) amend or repeal any resolution of the entire Board, (iv) or increase the number of directors on the Board, or (v) remove any Director.  In addition, the Board may designate from among its members other committees to consist of two or more of the directors of the Corporation, each of which shall perform such functions and have such authority and powers as shall be delegated to such committee by said resolution or resolutions or as provided for in these Bylaws, except that only the executive committee may have and exercise the powers of the Board.  Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of the entire Board, subject, however, to removal at any time by the vote of the Board.  Vacancies in membership of such committees shall be filled by vote of the Board.  Committees may adopt their own rules of procedures and may meet at stated times or on such notice as they may determine.  Each committee shall keep a record of its proceedings and report the same to the Board when required.

ARTICLE V
OFFICERS

Section 1.                      Number and Designation:

The Board shall appoint a President, Secretary and Treasurer and such other officers as it may deem necessary.  Officers may be of any nationality and need not be residents of the Marshall Islands.  The Officers shall be appointed annually by the Board at its first meeting following the annual appointment of directors, (except that the initial officers may be named by the Board at its first meeting following such Board's appointment in the Articles of Incorporation or as designated by the incorporators) but in the event of the failure of the Board to so appoint any officer, such officer may be elected at any subsequent meeting of the Board.  The salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board.  The Board may at any meeting appoint additional officers.  Each officer shall hold office until the first meeting of the Board following the next annual election of directors and until his successor shall have been duly appointed and qualified except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise.  Any officer may be removed by the Board at any time with or without cause.  Any vacancy in an office may be filled for the unexpired position of the term of such office by the Board at any regular or special meeting.

Section 2.                      President:

In the absence of the Chairman of the Board, the President of the Corporation shall preside at all meetings of the Board and of the stockholders at which he or she shall be present.  The President shall perform all duties incident to the office of president of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or as may be provided by law.

Section 3.                      Secretary:

The Secretary shall act as Secretary of all meetings of the stockholders and of the Board at which he is present, shall have supervision over the giving and serving of notices of the Corporation, shall be the custodian of the corporate records and of the corporate seal of the Corporation, shall be empowered to affix the corporate seal to those documents, the execution of which, on behalf of the Corporation under its seal, is duly authorized and when so affixed may attest the same, and shall exercise the powers and perform such other duties as may be assigned to him by the Board or the President.

Section 4.                      Treasurer:

The Treasurer shall have general supervision over the care and custody of the funds, securities, and other valuable effects of the Corporation and shall deposit the same or cause the same to be deposited in the name of the Corporation in such depositories as the Board may designate, shall disburse the funds of the Corporation as may be ordered by the Board, shall have supervision over the accounts of all receipts and disbursements of the Corporation, shall, whenever required by the Board, render or cause to be rendered financial statements of the Corporation, shall have the power and perform the duties usually incident to the office of Treasurer, and shall have such powers and perform other duties as may be assigned to him by the Board or President.

Section 5.                      Other Officers:

Officers other than those treated in Sections 2 through 4 of this Article V shall exercise such powers and perform such duties as may be assigned to them by the Board or the President.

Section 6.                      Bond:

The Board shall have power to the extent permitted by law to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his duties in such form and with such surety as the Board may deem advisable.

ARTICLE VI
CERTIFICATES FOR SHARES

Section 1.                      Form and Issuance:

The Shares of the Corporation may be represented by certificates in form meeting the requirements of law and approved by the Board or may be issued in book entry form.  Certificates, if issued, shall be signed by (i) the President or a Vice-President and by (ii) the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer.  These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee.

Section 2.                      Transfer:

The Board shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of certificates representing shares of the Corporation's stock, and may appoint transfer agents and registrars thereof.

Section 3.                      Loss of Stock Certificates:

The Board may direct a new certificate of stock to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed.  When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

ARTICLE VII
DIVIDENDS

Declaration and Form:

Dividends may be declared in conformity with law by, and at the discretion of, the Board at any regular or special meeting.  Dividends may be declared and paid in cash, stock or other property of the Corporation.

ARTICLE VIII
INDEMNIFICATION

Section 1.                      Indemnification:

Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that the he is not entitled to indemnification under this section.

Section 2.                      Insurance:

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

ARTICLE IX
CORPORATE SEAL

Form:

The Seal of the Corporation, if any, shall be circular in form, with the name of the Corporation in the circumference and such other appropriate legend as the Board may from time to time determine.

ARTICLE X
FISCAL YEAR

Fiscal Year:
The fiscal year of the Corporation shall be such period of twelve consecutive months as the Board may by resolution designate.

ARTICLE XI
AMENDMENTS

Amendments:

These Bylaws may be amended, added to, altered or repealed, or new Bylaws may be adopted, solely at any regular or special meeting of the Board by the affirmative vote of a majority of the entire Board.  The phrase "a majority of the entire Board" shall be deemed to refer to a majority of the number of directors constituting the Board as set forth in accordance with Article III, without regard to any vacancies, or if the number of directors constituting a majority of the entire Board is greater than the number of members of the Board then in office, the unanimous vote of directors in office.

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. PRICES PUBLIC OFFERING OF
$60.0 MILLION OF ITS 8.875% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

ATHENS, Greece, February 10, 2014 – Diana Shipping Inc. (NYSE:DSX) (the "Company") today announced that it priced its public offering of 2,400,000 shares of its 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the "Series B Preferred Shares") in an underwritten public offering at $25.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses payable by the Company are expected to be $60.0 million.  The Company has granted the underwriters a 30-day option to purchase up to an additional 360,000 Series B Preferred Shares on the same terms and conditions to cover over-allotments, if any.  The offering is expected to close on February 14, 2014.

Dividends will be payable on the Series B Preferred Shares at a rate of 8.875% per annum of the stated liquidation preference. The Company has applied to list the Series B Preferred Shares on the New York Stock Exchange under the symbol "DSXPRB."

The Company plans to use the net proceeds of the offering for general corporate purposes, which may include the repayment of debt and the acquisition of vessels.

Morgan Stanley & Co. LLC, UBS Securities LLC and Deutsche Bank Securities Inc. are acting as the joint bookrunning managers for the offering.

The offering is being made pursuant to the Company's existing shelf registration statement previously filed with the Securities and Exchange Commission ("SEC") and declared effective. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC's website located at www.sec.gov.  When available, copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or by calling 1 866 718-1649 or by e-mail at prospectus@morganstanley.com; UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Specialist, or by calling: 1 877 827-6444, ext. 561 3884; or Deutsche Bank Securities Inc., Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3988, Attention: Prospectus Department, or by calling 1 (800) 503-4611 or by email at prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Diana Shipping Inc.

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.  The Company's common shares trade on the New York Stock Exchange under the symbol "DSX."

Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others, relating to the Company's expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.